PETROBANK
ENERGY AND RESOURCES LTD.

05011400

SUPPL

82-34812

September 13, 2005

SEC MAIL PROCESSING
RECEIVED
SEP 20 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CONFIRMS INTEREST PAYMENT ON SUBORDINATED NOTES

Calgary, Alberta September 6, 2005 - Petrobank Energy and Resources Ltd., (TSX: PBG, PBG.NT.A) announces the regular quarterly interest payment on its 9 percent Subordinated Notes due July 31, 2006 of $2.2685 per $100 of face value, payable September 30, 2005, to note holders of record on September 15, 2005.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A